Exhibit 99.1

Stevanato Group Announces Results of Annual General Meeting

-All Resolutions Proposed to Shareholders Passed-

PIOMBINO DESE, Italy – May 24, 2024 – Stevanato Group S.p.A. (NYSE: STVN), a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries today announced that all resolutions proposed to the Shareholders at the Annual General Meeting of Shareholders (“AGM”) held virtually on May 22, 2024, have passed.

Details of the resolutions submitted to, and approved by, the AGM are included in the explanatory report prepared by the Board of Directors of the Company, which is available on the Company’s corporate website at https://ir.stevanatogroup.com/.

Shareholders approved, among other things, the annual financial statements for the financial year ended on December 31, 2023 and the allocation of annual net profits for the year, including a distribution of dividends in the amount of EUR 0.053 for each outstanding Class A and ordinary share of the Company, net of the treasury shares.

A Board of Directors consisting of twelve members was appointed, comprising Sergio Stevanato, Franco Stevanato, Madhavan Balachandran, Fabrizio Bonanni, Fabio Buttignon, William Federici, Donald Eugene Morel Jr., Franco Moro, Alvise Spinazzi and Paola Vezzaro (who were also members of the previous board), together with Karen Flynn and Luciano Santel (who are newly appointed).

In addition, shareholders granted to the Board of Directors – due to the expiration of the existing authorizations – a new authorization for the purchase and the disposal of ordinary and Class A treasury shares for the period and purposes indicated in the explanatory report.

Further information regarding the AGM is available on the investors’ section of Stevanato Group’s corporate website at https://ir.stevanatogroup.com/, including the full text of the AGM notice, explanatory report and other AGM materials.

Shareholders may request a hard copy of AGM materials, free of charge, by emailing legal@stevanatogroup.com.

About Stevanato Group

Founded in 1949, Stevanato Group is a leading global provider of drug containment, drug delivery and diagnostic solutions as well as engineering solutions to the pharmaceutical, biotechnology and life sciences industries. Stevanato Group delivers an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle from development to clinical and commercial stages. Stevanato Group’s core capabilities in scientific research and development, its commitment to technical innovation and its engineering excellence are central to its ability to offer value added solutions to clients.

For more information, please visit www.stevanatogroup.com

Forward Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in this press release, including statements regarding the appointment of the new Board of Directors and the accomplishment of the Company’s future goals, are forward-looking statements based on Stevanato Group’s current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including market conditions and Stevanato Group’s results of operations. As such, the reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. For a description of additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on March 7, 2024. All forward-looking statements in this press release are based on information currently available to Stevanato Group and speak only as of the date of this press release, and Stevanato Group assumes no obligation to update these forward-looking statements in light of new information or future events, except as may be required by law.

Contacts:

Media	Investor Relations
Stevanato Group	Lisa Miles
media@stevanatogroup.com	lisa.miles@stevanatogroup.com

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